SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three-year period ending December 31, 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                  Statement Pursuant to Section 12(i) of Public
                      Utility Holding Company Act of 1935,
                        as amended ("PUCHA"), and Rule 71
                                   thereunder
                 by a Person Regularly Employed or Retained by a
               Registered Holding Company or a Subsidiary Thereof


1.   Name and business address of person filing statement.

         Wendy L. Aumiller
         Cinergy Corp.
         139 East Fourth Street
         Cincinnati, Ohio 45202

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

         Not applicable.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

         Cinergy Corp. and its subsidiary companies

4. Position or relationship in which the undersigned is employed or retained by Cinergy Corp. or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

         Treasurer of Cinergy Corp.

         Treasurer of PSI Energy, Inc., The Cincinnati Gas & Electric Company, Lawrenceburg Gas Company, The Union Light, Heat and Power Company, Miami Power Corporation, KO Transmission Company, and Cinergy Investments, Inc.

         In addition to the foregoing positions, the undersigned may be employed in the same position or other positions with other of the companies in the Cinergy system.

         In such capacities, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility Holding Company Act of 1935, as amended, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

         It is anticipated that the undersigned's annual base salary will not exceed $300,000 in 2004. During the calendar years 2005 and 2006, it is estimated that the undersigned will receive compensation comparable to that received in 2004, but the exact amount of compensation cannot presently be forecast with any degree of precision. The undersigned receives salary payments from Cinergy Services, Inc., which in turn may charge or allocate a portion of such salary and bonus expense to other companies described in item 3 above in accordance with applicable service agreements and orders of the Securities and Exchange Commission.

     (b) Basis for compensation if other than salary.

         In addition to base salary, the undersigned may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan; however, the amount, if any, of such bonus and other benefits cannot presently be predicted.





Date:  5/7/04                                        By:  /s/Wendy L. Aumiller
                                                              Wendy L. Aumiller